Newman & Morrison LLP 44 Wall Street New York, NY 10005 Tel: (212) 248-1001 Fax: (212) 232-0386 www.newmanmorrison.com Robert Newman Tel: (212) 227-7422 rnewman@newmanmorrison.com

July 5, 2011

VIA EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Deer Consumer Products, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2011
File No. 1-34407

Dear Mr. Spirgel:

On behalf of Deer Consumer Products, Inc. (the “Company”), we are submitting this letter to notify the Staff of the Securities and Exchange Commission (the “Staff”) that the Company is in receipt of the Staff’s correspondence, dated June 7, 2011.  We have been notified by the Company that it has experienced scheduling difficulties with management, but that it plans to furnish a response on or about July 12, 2011.

Should you have any questions or would like additional information please feel to contact me.

Very truly yours,

/s/ Robert Newman
Robert Newman

cc:           Ying He, Chairman and Chief Executive Officer